Exhibit 99.1

CooTek InvestorRoom

CooTek Provides Updates on Access to Google Play and Google Admob

SANTA CLARA, Calif., July 17, 2019 /PRNewswire/ — CooTek (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today announced that it is aware that some of its global portfolio of apps have been temporarily disabled by Google from the Google Play Store and Google Admob. CooTek takes the matter very seriously and is in continuous communication with Google to clarify the potential misunderstandings. The matter, however, will not affect CooTek’s existing users’ use of the relevant apps.

CooTek also denied allegations by a certain media outlet that 58 of its apps submitted to Google Play in June 2019 engaged in malicious ad activity. CooTek investigated internally, reexamined its apps and found no evidence to support the allegations. The Company confirms that the updated apps it submitted to Google Play in June did not engage in any malicious ad activity. CooTek remains committed to upholding the highest standards in the industry and complying with Google Play developer policies. The Company’s priority has always been to protect the interests of its users and enhance the user experience.

Pending the restoration of access for some of its global portfolio of apps, CooTek’s ability to attract new users and generate revenue from Google Admob may be adversely affected. The actions taken by Google will not affect CooTek’s existing users or their ability to use the apps.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, news and short videos, healthcare, lifestyle and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.
Jean Zhang
Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com